UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.

Notice to Shareholders, filed with the Brazilian Securities Commission by Natura Cosméticos S.A. on November 13, 2019, regarding the Exercise of the Withdrawal Right in connection with the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

2.

Material Fact, filed with the Brazilian Securities Commission by Natura Cosméticos S.A. and Natura &Co Holding S.A. on November 13, 2019, regarding the approval by Natura and Avon shareholders of the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

3.

Material Fact, filed with the Brazilian Securities Commission by Natura Cosméticos S.A. and Natura &Co Holding S.A. on November 13, 2019, regarding the approval by Natura shareholders of the corporate restructuring and business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: November 14, 2019

Item 1

Notice to Shareholders, filed with the Brazilian Securities Commission by Natura Cosméticos S.A. on November 13, 2019, regarding the Exercise of the Withdrawal Right in connection with the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

NATURA COSMÉTICOS S.A.

CNPJ/ME No. 71.673.990/0001-77	Publicly Held Corporation	NIRE 35.300.143.183

NOTICE TO SHAREHOLDERS

Withdrawal Right

São Paulo, November 13, 2019 – Natura Cosméticos S.A. (“Natura Cosméticos”) hereby communicates to the Shareholders the following:

1.	Publication of the Minutes of the Extraordinary General Meeting and Exercise of the Withdrawal Right

On the date hereof, the minutes of the Company’s Extraordinary General Meeting held on the date hereof (“EGM”) were published at Empresas.NET and at the Investors Relations website of Natura Cosméticos (www.natu.infoinvest.com.br), in accordance with CVM Resolution No. 829/19, in which the merger of the of shares issued by Natura Cosméticos (ticker: NATU3) by Natura &Co Holding S.A. (ticker: NTCO3) (“Natura &Co”), a joint-stock company, with its principal place of business at Avenida Alexandre Colares, 1188, sala A17, bloco A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo/SP, enrolled with the CNPJ/ME under No. 32.785.497/0001-97 was approved (“Merger of Shares”). The EGM’s minutes shall also be published on November 14, 2019 on the Official Gazette of the State of São Paulo and in “Valor Econômico” newspaper.

Therefore, pursuant to the provisions in articles 252, paragraph 2 and 137, paragraph 1 of Law 6,404/76, as amended (“Corporations Act”), the date hereof was the start of the term of thirty (30) days, to be extended until December 13, 2019 (inclusive), for the shareholders of Natura Cosméticos who did not vote favorably to the Merger of Shares, who abstained from voting or who did not attend the EGM expressly pronounced their intention to exercise the withdrawal right. The dissenting shareholders shall be entitled to the redemption of the shares they proven to be and uninterruptedly held, from May 22, 2019 (inclusive) until the effective date of the exercise of the withdrawal right, as well as the bonus shares attributed to those shares at the Natura Cosméticos' Extraordinary Shareholders' Meeting held on September 17, 2019.

The amount to be paid as refund of the value of the shares shall be of two point nine seven three five seven one one six nine Brazilian Reais (BRL 2,973571169) per share, without prejudice to the right to draw up a special balance sheet, pursuant to article 45, paragraph 2 of the Corporations Act.1

2.	Procedures for the Exercise of the Withdrawal Right

2.1.	Shares carried at Itaú Corretora de Valores S.A.

Any dissenting shareholders whose shares are carried at Itaú Corretora de Valores S.A. (“Bookkeeping Agent”) and who wish to exercise the withdrawal right shall contact, within the term mentioned in item 1 above, the Shareholder Service Channel on the following telephone numbers:

Capital cities and metropolitan areas: (11) 3003-9285 Other locations: 0800-720-9285

The following documents shall be delivered to the Bookkeeping Agent:

1 The amount of the refund corresponds to the amount of the equity value of the share of Natura Cosméticos on December 31, 2018, according to the financial statements of Natura Cosméticos approved at the Annual Shareholders' Meeting held on April 12, 2019. adjusted to reflect the share bonus, at the rate of one (1) new share for each one (1) common share already held as of the base date September 17, 2019, and the amount of shares of Natura Cosméticos held in treasury on the date hereof.

Individuals: (a) Identity Document (RG), (b) Individual Taxpayers’ Register (CPF), (c) proof of address, and (d) request letter signed by the dissenting shareholder, with certified signature by similarity, requesting the withdrawal, which shall contain the personal and banking details of the shareholder for payment of the refund and the quantity of shares held by the dissenting shareholder in relation to which the withdrawal right shall be exercised.

Legal Entities: (a) original and copy of the bylaws and minutes of the election of the current board of officers or restated articles of association in effect, (b) card of enrollment with the National Register of Legal Entities (CNPJ), (c) Identity Document (RG), Individual Taxpayers’ Register (CPF), and proof of address of its representatives, and (d) request letter signed by the dissenting shareholder, with certified signature by similarity, requesting the withdrawal, which shall contain the personal and banking details of the shareholder for payment of the refund and the quantity of shares held by the dissenting shareholder in relation to which the withdrawal right shall be exercised.

Investment Funds: (a) original and copy of the latest ratified rules of the fund, duly registered at the relevant body, (b) and copy of the bylaws and minutes of the election of the current board of officers or restated articles of association in effect of the administrator and/or fund manager (depending on the authorized person appearing and voting at general meetings related to assets held by the fund) (c) card of enrollment with the National Register of Legal Entities (CNPJ) of the fund and of the administrator and/or fund manager, (d) Identity Document (RG), Individual Taxpayers’ Register (CPF), and proof of address of its representatives, and (e) request letter signed by the dissenting shareholder, with certified signature by similarity, requesting the withdrawal, which shall contain personal and banking details of the shareholder for payment of the refund and quantity of shares held by the dissenting shareholder in relation to which the withdrawal right shall be exercised.

The shareholders who are represented by an attorney-in-fact shall deliver, in addition to the documents referred to above, the respective power of attorney with certified signature, which shall have been granted less than one (1) year before, to an attorney-in-fact with special powers to exercise the withdrawal right and request refund.

2.2.	Shares held at the Central Depositary of Assets.

Any dissenting shareholders whose shares are held at the Central Depositary of Assets of B3

S.A. – Brasil, Bolsa, Balcão who wish to exercise the withdrawal right shall, within the term mentioned in item 1 above, express their interest in the withdrawal right, through their respective custody agent, hiring them with enough time in advance so as to take the necessary measures.

3.	Payment Date and Method

In case of request of the exercise of the withdrawal right by the shareholders of shares issued by Natura Cosméticos, the payment of the amount of refund of the shares shall be made by Natura Cosméticos on December 19, 2019, after the meeting of the Board of Directors of Natura &Co to be held on December 16, 2019, which will confirm the date on which the Merger of Shares will be consummated, pursuant to clause 6.2 of the Protocol and Justification of Merger of Natura Cosméticos S.A. by Natura & Co Holding S.A. of October 11, 2019 (“Protocol and Justification of Merger of Shares”).

In case of request for preparation of a special balance sheet, Natura Cosméticos shall pay the shareholder who makes such request, within the terms set out herein, an amount equivalent to eighty percent (80%) of the amount of the refund, and the remainder after the preparation of said balance sheet, within a term of one hundred and twenty (120) days counted as of the date of resolution of the EGM, in accordance with article 45, paragraph 2, of the Corporations Act.

Payment to dissenting shareholders shall be made by means of the data registered with the custodian institutions or according to the banking details that shall be provided upon the request for reimbursement set out in item 2 above.

4.	Ratification of the resolution that approved the Merger of Shares

The management of Natura Cosméticos agreed, in clause 6.2.1 of the Protocol and Justification of Merger of Shares, to ratify the resolution that approved the Merger of Shares and not to recommend any reconsideration of the approval of the Merger of Shares, regardless of the exercise of the withdrawal right by its dissenting shareholders.

Therefore, as informed in the joint Material Fact of Natura Cosméticos and Natura &Co, disclosed on the date hereof, even in case of request for the exercise of the withdrawal right by any shareholder of shares issued by Natura Cosméticos, the Board of Directors of Natura Cosméticos shall meet on December 16, 2019 to ratify the resolution that approved the Merger of Shares, approve the non-convening of a General Meeting of Natura Cosméticos to reconsider the resolution taken at the EGM and approve the payment of the amount of refund of the shares to the dissenting shareholders on December 19, 2019.

José Antonio de Almeida Filippo

Chief Financial and Investor Relations Officer

Item 2

Material Fact, filed with the Brazilian Securities Commission by Natura Cosméticos S.A. and Natura &Co Holding S.A. on November 13, 2019, regarding the approval by Natura and Avon shareholders of the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Publicly-Held Corporation	Publicly-Held Corporation
CNPJ/ME No. 71.673.990/0001-77	CNPJ/ME No. 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

MATERIAL FACT

Acquisition of Avon and Corporate Restructuring Approval by Natura and Avon Shareholders

Natura Cosméticos S.A. (ticker B3 NATU3) (“Natura Cosméticos”) and Natura &Co Holding S.A. (ticker B3 NTCO3) (“Natura &Co” and, together with Natura Cosméticos the “Companies”), in compliance with the provisions of Law No. 6,404/1976 (“Brazilian Corporation Law”) and with the provisions of Brazilian Securities Commission (“CVM”) Ruling No. 358/2002 and CVM Ruling No. 565/2015, in relation to the corporate restructuring and the acquisition of Avon Products, Inc. (ticker AVP), corporation existing in accordance with the laws of the State of New York (“Avon”) disclosed in the Material Facts of May 22, 2019 and October 11, 2019 (“Transaction”) announce to their shareholders and the market in general that, in compliance with the Agreement and Plan of Mergers (“Agreement”) executed on May 22, 2019 between Natura Cosméticos, Natura &Co, Avon, Nectarine Merger Sub I, Inc, company existing in accordance with the laws of the state of Delaware (“Merger Sub I”), and Nectarine Merger Sub II, Inc, company existing in accordance with the laws of the state of Delaware (“Merger Sub II”) the approval by the shareholders of Avon has been obtained, in accordance with the applicable laws, at the Avon’s shareholders’ meeting held on this date, at 10am, New York time, for the implementation of the Transaction contained in the Agreement, according to which Avon will become a subsidiary of Natura &Co (defined in the Agreement as “Company Shareholder Approval”) and all other matters provided for in the Agreement.

In addition, on this date the following has also been approved: (a) at the extraordinary shareholders meeting of Natura &Co, held at 8am, São Paulo time, the capital increase of Natura &Co by means of the contribution, by the controlling shareholders of Natura Cosméticos, of shares issued by Natura Cosméticos held by them, as well as cash resources; and (b) at the extraordinary shareholders meeting of Natura Cosméticos, held at 9am, São Paulo time, the merger of the shares issued by Natura Cosméticos by Natura &Co and the authorization to approve the merger of Merger Sub I into Natura &Co.

As a result of the approval by Avon's shareholders of the consummation of the merger of Merger Sub II into Avon at the special shareholders' meeting of Avon held on this date at 10am, New York time, the decisions taken at the extraordinary shareholders meeting of Natura &Co on this date at 8am, São Paulo time, become effective as of this date.

The consummation of the merger of the totality of the shares issued by Natura Cosméticos by Natura &Co approved at the extraordinary shareholders' meeting of Natura Cosméticos held on this date at 9am, São Paulo time, will occur after the end of the 30-days period for the dissenting shareholders to exercise their withdrawal right, as provided for in articles 252, paragraph second, and 137, paragraph first, of Brazilian Corporation Law.

Further on this date, at 4pm São Paulo time, another shareholders' meeting of Natura &Co will be held to vote on the approval of the merger of the totality of the shares issued by Natura Cosméticos by Natura &Co and the approval of the merger of Merger Sub I into Natura &Co.

The Companies will keep their shareholders and the market informed on the approvals mentioned above as well as on the fact and subsequent steps relating to the Transaction in accordance with the CVM rules.

São Paulo, November 13, 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO

Chief Financial and Investor Relations Officer

Item 3

Material Fact, filed with the Brazilian Securities Commission by Natura Cosméticos S.A. and Natura &Co Holding S.A. on November 13, 2019, regarding the approval by Natura shareholders of the corporate restructuring and business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Publicly-Held Corporation	Publicly-Held Corporation
CNPJ/ME No. 71.673.990/0001-77	CNPJ/ME No. 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

MATERIAL FACT

Approvals of Shareholders for the Corporate Restructuring and Acquisition of Avon

Natura Cosméticos S.A. (“Natura Cosméticos”) and Natura &Co Holding S.A. (“Natura &Co” and, jointly with Natura Cosméticos, the “Companies”), pursuant to Law No. 6,404/1976 and CVM Ruling No. 358/2002 of the Securities Commission (“CVM”), in continuity to the information disclosed by the Companies in the Material Facts of May 22, October 11, 2019 and on the date hereof, inform their shareholders and the market in general that the approval of the merger of the shares issued by Natura Cosméticos (ticker: NATU3) by Natura &Co (“Merger of Shares”) and the merger of Nectarine Merger Sub I, Inc. (“Merger Sub I”) into Natura &Co. (“Merger”) were obtained at extraordinary general meetings of Natura &Co and Natura Cosméticos on the date hereof .

Following this, all corporate approvals have been obtained from the shareholders of Natura Cosméticos, of Natura &Co and Avon Products, Inc. (“Avon”), as well as the written consent of Natura &Co as the sole shareholder of Merger Sub I, which were pending for the Merger of Shares and the Merger, for purposes of corporate restructuring and acquisition of Avon, as detailed in the Material Facts disclosed on May 22, October 11, 2019 and on the date hereof (“Transaction”).

Effectiveness and Consummation of the Merger of Shares

The consummation of the Merger of Shares shall be conditioned to the end of (30) days period for the exercise of the withdrawal right by the dissenting shareholders of Natura Cosméticos, pursuant to the provisions of articles 252, paragraph 2 and 137, paragraph 1 of Law No. 6,404/1976. Said term shall end on December 13, 2019.

The Board of Directors of Natura &Co shall meet on December 16, 2019 (“Meeting of the Board of Directors of Natura &Co”) to: (i) confirm the fulfillment of the conditions precedent of the Merger of Shares;

(ii) confirm or adjust the amount of the share capital increase and the quantity of shares issued, in the Protocol and Justification of Merger of Shares; (iii) confirm the Merger of Shares Consummation Date;

(iv) confirm the date on which the amendment of article 5 and restatement of Natura &Co’s Bylaws shall become effective; and (v) other matters that, due to their relevance and connection with the Merger of Shares, must be resolved by Natura &Co’s Board of Directors. In the same way, the Board of Directors of Natura Cosméticos shall meet on the same date to ratify the approval of the Merger of Shares.

The managements of Natura &Co and Natura Cosméticos shall disclose on December 16, 2019 a joint Material Fact regarding the consummation of the Merger of Shares, informing: (i) the Merger of Shares Consummation Date; (ii) the cut-off date on which the shareholders, upon closing of the trading day, of shares issued by Natura Cosméticos (ticker: NATU3) shall receive a share issued by Natura &Co (ticker: NTCO3) as a replacement for each share issued by Natura Cosméticos held thereby, in accordance with the fixed share trade (“Cut-off Date:”); (iii) the starting date for trading the shares issued by Natura &Co in B3’s Novo Mercado (“Trading Start Date”); and (iv) the date when the credit of new Natura &Co shares to Natura Cosméticos shall occur (“Share Credit Date”)

Therefore, in case of no exercise of withdrawal rights by the dissenting shareholders of Natura Cosméticos, the schedule shall be as follows:

Date
Merger of Shares Consummation Date	December 17, 2019
Cut-off Date	December 17, 2019
Trading Commencement Date	December 18, 2019
Share Credit Date	December 20, 2019

In case there is exercise of withdrawal rights by the by the dissenting shareholders of Natura Cosméticos, the schedule shall be as follows:

Date
Payment Date of Dissenting Shareholders	December 19, 2019
Merger of Shares Consummation Date	December 19, 2019
Cut-off Date	December 19, 2019
Trading Commencement Date	December 20, 2019
Share Credit Date	December 26, 2019

Effectiveness and Consummation of Merger by Natura &Co

The effectiveness of the Merger shall be subject to the fulfillment (or, to the extent permitted by the applicable laws, waiver by the party or the parties authorized to waive pursuant to the provisions of the Agreement) the conditions precedent set out in Article 9 (Conditions to the Mergers) of the Agreement and Plan of Mergers (as amended, “Agreement”) entered into on May 22, 2019 between Natura &Co, Natura Cosméticos, Avon, Merger Sub I and Nectarine Merger Sub II, Inc., including, but not limited to, the approval of the Transaction by the required governmental authorities. CADE’s approval has already been obtained, as disclosed to the market by means of a Material Fact disclosed on November 6, 2019.

After the fulfillment or waiver of the conditions precedent as per the Agreement, Natura &Co’s Board of Directors shall meet to: (i) confirm the fulfillment (or, to the extent allowed by the applicable laws, waiver by the party or parties authorized to do so under the Agreement) of the conditions precedent; (ii) confirm or adjust the share exchange ratio; (iii) confirm or adjust the amount of the capital increase and number of registered common, book-entry shares of Natura &Co to be issued as a result of the Merger; (iv) confirm the date on which the Merger shall be consummated (“Merger Consummation Date”); (iv) confirm the date on which the amendment of article 5 and restatement of Natura &Co’s bylaws shall become effective; and (vi) other matters that, due to their relevance and connection with the Merger, must be resolved upon by Natura &Co’s Board of Directors.

After the holding of said Board of Directors Meeting of Natura &Co, the management of Natura &Co shall disclose a Material Fact regarding the consummation of the Merger, informing (i) the Merger Consummation Date; (ii) and other information related to the delivery and issuance of the shares and/or the ADRs to Avon’s shareholders.

Withdrawal Rights

Natura Cosméticos shall publish on Sistema Empresas.NET and on the Investors Relations website (www.natu.infoinvest.com.br), on the date hereof, a Notice to the Shareholders with information regarding the exercise of withdrawal rights by the shareholders of shares issued by Natura Cosméticos (ticker: NATU3), who did not vote favorably to the Merger of Shares, who abstain from voting or who did not attend the Extraordinary General Meeting of Natura Cosméticos held on this date. As previously mentioned, the term for exercise of such right shall end on December 13, 2019.

The Transaction shall not entail a withdrawal right to the holders of shares issued by Natura &Co (ticker: NTCO3).

Tax Treatment on the Merger of Shares in Brazil

A.	Resident Investors

The gains earned by individuals and legal entities residing in Brazil due to the Merger of Shares may be subject to the application of income tax, pursuant to the legal and regulatory rules applicable to each investor category, and such investors shall be liable for any withholding thereof.

B.	Non-Resident Investor

Regarding non-resident investors, the tax legislation establishes the Withheld Income Tax (“WHT”) in relation to any capital gains, based on the applicable tax rates, pursuant to article 21, paragraph 6 of the Brazilian Federal Revenue Office - SRF Normative Ruling 1,455/16, with wording provided for by RFB Normative Ruling 1,732/17.

The WHT tax base shall correspond to the positive difference between (i) the net book value attributed for purposes of the capital increase of Natura &Co resulting from the Merger of Shares, of two point nine seven three five seven one one six nine Brazilian Reais (BRL 2,973571169) per share1; and (ii) the acquisition cost of each Natura Cosméticos share.

Natura Cosméticos informs it will use the information that has been provided to it by non-resident shareholders or through its custody agents holding shares of Natura Cosméticos (ticker: NATU3) on the Cut-Off Date, which shall be the date used as a basis for the tax calculation of the capital gain, it being certain that such shareholders of Natura Cosméticos shall be responsible for the truthfulness and appropriateness of such information.

Non-resident shareholders or their custody agents, as the case may be, shall inform Natura Cosméticos of the data included in Exhibit XIV to the Management Proposal, available for consultation and download on the Investors Relations website of Natura Cosméticos (www.natu.infoinvest.com.br), including the average cost of acquisition of the shares of Natura Cosméticos, by January 17, 2020, by means of the submission of an email to the following address: nrs@natura.net.

The Companies, under the terms set forth by the legislation and regulations of the Brazilian Federal Revenue Office: (i) shall deem as zero the acquisition cost for non-resident shareholders of Natura Cosméticos on the base date that they fail to submit the average acquisition cost for Natura Cosméticos’ shares by January 17, 2020; and (ii) shall apply a 25% tax rate over the gains of non-resident shareholders of Natura Cosméticos on the base date that they fail to inform their residency or tax domicile country.

Natura &Co and Natura Cosméticos shall not be liable, before the non-resident shareholders of Natura Cosméticos on the Merger of Shares Consummation Date, for any subsequent adjustment or refund of overpaid amounts.

The shareholders of Natura Cosméticos who are non-resident on the Merger of Shares Consummation Date who may have outstanding tax to be paid shall submit to Natura Cosméticos, either directly or through its custody agents, by January 17, 2020, the Federal Revenue Collection Document – DARF, duly filled, in accordance with applicable legislation.

[1]	The amount corresponds to the amount of the equity value of the share of Natura Cosméticos on December 31, 2018, according to the financial statements of Natura Cosméticos approved at the Annual Shareholders' Meeting held on April 12, 2019. adjusted to reflect the share bonus, at the rate of one (1) new share for each one (1) common share already held as of the base date September 17, 2019, and the amount of shares of Natura Cosméticos held in treasury on the date hereof.

In case the DARF with WHT payment in an amount consistent with the presented calculations and documents is not submitted, Natura Cosméticos reserves the right to withhold the WHT related to any capital gains, and Natura Cosméticos or Natura &Co, as the case may be, as well to: (1) charge from the investor or its tax representative in Brazil the refund of the tax collected on behalf of the non-resident shareholder of Natura Cosméticos, plus any additional taxes, fine and interest required by the Brazilian Federal Revenue Office in case of tax notice arising from inaccurate information in relation to the acquisition cost; and (2) offset any WHT sums collected on behalf of a non-resident investor with any credits held against the investor, including, without limitation, the amount of any dividends, interest on net equity and other proceeds that may be declared and/or paid by Natura Cosméticos or Natura &Co at any time, even before the Merger of Shares Consummation Date.

Moreover, in the event of tax notice in connection with WHT, within the terms set out in the National Tax Code – CTN, Natura Cosméticos or Natura &Co, as the case may be, reserves the right to demand, at any time, the reimbursement of the WHT, plus fine and default charges, as required by the tax authorities.

Natura Cosméticos and Natura &Co shall maintain their shareholders and the market inform of the subsequent facts related to the Transactions, pursuant to law and the CVM rules.

São Paulo, November 13, 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO

Chief Financial and Investor Relations Officer